May 2, 2018

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christine Westbrook
Suzanne Hayes

Re:	Tilray, Inc.
Draft Registration Statement on Form S-1
Submitted March 19, 2018
CIK No. 0001731348

Dear Ms. Westbrook and Ms. Hayes:

On behalf of Tilray, Inc. (“Tilray” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 17, 2018 (the “Comment Letter”) with respect to the Company’s above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the Draft Registration Statement (“DRS Amendment No. 1”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised DRS Amendment No. 1 to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 1.

Draft Registration Statement on Form S-1 submitted on March 19, 2018

Cover page

1.	Is your offering contingent on obtaining a Nasdaq listing? If it is not, please revise to clarify the possibility that you will not obtain a listing and provide a relevant risk factor discussion.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that the offering is contingent on obtaining a Nasdaq listing, as approval of listing is anticipated to be a condition to closing under the underwriting agreement.

Prospectus Summary

Our Company, page 1

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Page Two

2.	We note that your Summary, Letter from CEO and Business - Our Company discussions include the following promotional claims without sufficient balancing disclosure to provide the proper context:

•	you were one of the first licensed cannabis dealers in Canada under the NCR;

•	you are a global pioneer with a multinational supply chain and distribution network;

•	you have exclusive rights to bring a broad based portfolio of adult use brands and products to Canadian consumers; and

•	you are on the cusp of becoming the first federally licensed cannabis company to complete an IPO on a major US stock exchange.

Please revise each of these sections to provide a balanced discussion by clarifying the following:

•	the number of Licensed Producers and Licensed Dealers under applicable law and regulations in Canada and that many of them were licensed before or at approximately the same time you were licensed;

•	that there are more than 1,000 pending Licensed Producer applications;

•	in addition to the anticipated automatic licensure of producers licensed for the medical cannabis market, new entrants will be permitted to obtain licenses for the adult use market; there are other Canadian licensed cannabis companies operating on multiple countries, as well as foreign companies that are operating in other countries;

•	your exclusive rights to bring broad based products to Canadian consumers is a license agreement with respect to certain brands, as opposed to a grant by the Canadian government to be an exclusive provider of a category of cannabis product;

•	some of your competitors are listed on NASDAQ and the Toronto Stock Exchange; and

•	in the international markets, there are non-cannabis companies that are expanding into the cannabis market.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 4, 67, 68, 69, 72, 74, 75, 76 and 84 in the DRS Amendment No. 1.

Our Brands and Products, page 3

3.	To place your disclosure in appropriate context, please expand your discussion to include the marketing and promotional regulations that are expected to apply to your adult use products, as referenced on pages 26 and 83. Additionally, explain how the proposed restrictions on promotion, marketing and advertising are likely to impact your attempts to develop your brand.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 19, 21, 27, 28, 36, 37 and 76 in the DRS Amendment No. 1.

4.	Please tell us whether this offering is contingent upon legalization of adult use in Canada and if so, please revise your disclosure accordingly. Please also expand your summary to discuss the impact of new entrants pending the adoption of federal legislation approving adult use and corresponding legislation at the provincial level.

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Page Three

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that the offering is not contingent upon the legalization of adult-use cannabis in Canada. In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 72, 76 and 84 in the DRS Amendment No. 1.

Sales and Distribution, page 4

5.	We note your disclosure that you’ve entered into a binding letter of intent with Sandoz Canada Inc. Please expand your disclosure to clarify, if true, that your commercial agreement is subject to completion of definitive documentation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 79 in the DRS Amendment No. 1.

Emerging Growth Company Status, page 5

6.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that at this time it has not provided potential investors with written communications as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act, although it has presented at certain meetings with potential investors in reliance of Section 5(d) of the Securities Act a slide presentation, a copy of which was not retained by any such potential investor. The Company advises the Staff that it will supplementally provide the Staff, under separate cover contemporaneously herewith, with copies of this slide presentation.

Risks Associated with our Business, page 5

7.	Please expand your disclosure to highlight the risk of conflicts of interest resulting from outside business activities of your officers and directors as well as Privateer Holdings.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 3 in the DRS Amendment No. 1.

8.	Please relocate this discussion to immediately follow the discussion of your strengths.

Response: In response to the Staff’s comment, the Company has relocated the disclosure to page 3 in the DRS Amendment No. 1.

9.	Please expand your disclosure to highlight the risk that your debt agreements with Privateer Holdings provide that outstanding obligations are payable on demand.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 4 in the DRS Amendment No. 1.

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Page Four

Risk Factors

Risks Related to our Adult-Use Cannabis Business and the Proposed

Adult-Use Cannabis Industry in Canada, page 13

10.	Please include a risk factor identifying the potential side effects of cannabis use, such as that it has been linked to the development of schizophrenia and other psychoses, an increase in symptoms for individuals with bipolar disorder, increased risk for the development of depressive disorders, impairment of learning, memory and attention capabilities, etc.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 26 in the DRS Amendment No. 1.

We are dependent upon regulatory approvals..., page 13

11.	Please clarify how often you will need to renew your regulatory approvals.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 16 in the DRS Amendment No. 1.

The Cannabis Act may not be implemented, or may be implemented in a way that is significantly different from our current expectations..., page 18

12.	Please revise this discussion to clarify that it is currently anticipated that marketing restrictions will include health warnings, restrictions on your ability to brand your product, including plain packaging requirements, and a ban on advertising. Additionally, please revise the discussion to explain how your plans to distinguish your products from your competitor’s products and your plans to obtain exclusive licenses to produce products using various brands and images may be impacted by the proposed restrictions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 19 in the DRS Amendment No. 1.

The adult-use cannabis market in Canada may become oversupplied..., page 20

13.	Please expand your risk factor to include the consequences of failing to comply with anticipated packaging, labeling and advertising restrictions on producers in the adult use market.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 21 in the DRS Amendment No. 1.

Our business is subject to a variety of U.S. and foreign laws..., page 21

14.	We note your disclosure that you believe you are not subject to the Controlled Substances Act or the Controlled Substances Import and Export Act. To place this risk factor in appropriate context, please expand your disclosure to include the activities conducted from the Company’s principal executive offices located in Seattle.

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Page Five

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 23 in the DRS Amendment No. 1.

We may not realize the full benefit of our licenses if the licensed material has less market appeal than expected ..., page 35

15.	Please revise your discussion to clarify that the restrictions on marketing and branding may hinder your ability to realize value from your licenses. To the extent you are aware of other factors that may also hinder your ability to benefit from your licenses, please disclose them in this discussion.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 36 and 37 in the DRS Amendment No. 1.

Future changes in our relationship with Privateer Holdings may cause our business to be adversely affected. , page 37

16.	We note your disclosure that the shared services, licenses and industry benefits you enjoy due to your relationship with Privateer may be disrupted or eliminated if Privateer sells a substantial portion of its Class 1 shares. Please expand this discussion to identify any agreements and related services that are terminable if Privateer ceases to hold a controlling interest.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 39 in the DRS Amendment No. 1.

Future sales or distributions of our securities by Privateer Holdings could cause the market price for our Class 2 common stock to fall. , page 38

17.	Please revise this discussion to disclose when the lock up agreements terminate, rather than cross referencing to another discussion in your document.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 39 in the DRS Amendment No. 1.

Risks Related to the Offering and Ownership of Our Class 2 Common Stock, page 38

18.	Please include a separate risk factor discussing the possibility that having two classes of common stock may result in your Class 2 common stock being undervalued.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 39 in the DRS Amendment No. 1.

A significant portion of our total outstanding shares are restricted from immediate resale but maybe sold into the market ..., page 39

19.	Please revise this discussion to disclose when the lock up agreements expire and describe the volume limitations.

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Page Six

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 41 in the DRS Amendment No. 1.

Dividend Policy, page 45

20.	If accurate, please revise your discussion to clarify that any dividends declared will be declared on both Class 1 and Class 2 common stock, and at the same rate per share.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 46 in the DRS Amendment No. 1.

Use of Proceeds, page 45

21.	Please expand your disclosure to include the amount of proceeds to be allocated among each planned use and the sources of funds needed to complete each use. Refer to Instruction 3 to Item 504 of Regulation S-K. Additionally, we note the $9.4 million outstanding under the mortgage on Tilray Nanaimo is due in June 2018 and the principal owed under the Privateer lending facilities is approximately $32 million. To the extent you plan to use proceeds from the offering to repay any loans, please revise the discussion to include this information.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 46 in the DRS Amendment No. 1. The Company further notes that the Company does not presently intend to use any of the proceeds from the offering to repay the amount outstanding under the mortgage on Tilray Nanaimo, any principal owed under the Privateer lending facilities or other indebtedness. The Company has not quantified or allocated a specific portion of the net proceeds or range of net proceeds to any particular purpose.

Capitalization, page 46

22.	Please revise your pro forma presentation to reflect the issuance of 75 million shares of Class 1 common stock to Privateer Holdings in January 2018.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company intends to add financial information as of and for the three months ended March 31, 2018 prior to providing any preliminary prospectus to potential investors. As a result, the Capitalization disclosure will reflect the issuance of the 75 million shares of Class 1 common stock to Privateer Holdings in January 2018 in the “actual” basis column in the preliminary and final prospectuses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 63

23.	Please describe the sales incentive programs available to your customers that could require subsequent revenue adjustments (e.g. discounts and chargebacks), other than the recently discontinued customer loyalty award program. Revise your disclosure accordingly.

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Page Seven

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has no sales incentive programs in place that could require subsequent revenue adjustments. As a result, the Company believes that no further disclosure is needed.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 65

24.	Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common stock leading up to the IPO and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation and conversion features for your preferred shares.

Response: The Company acknowledges the Staff’s request for an explanation of the reasons for any differences between the recent valuations of the Company’s common stock leading up to the offering and the estimated offering price range, once available, and it will provide such an analysis once it has an estimated offering price range.

Letter from our CEO, page 67

25.	Please place your statement referencing a “global paradigm shift” in appropriate context by including a brief statement of the status of your products under U.S. federal law.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the DRS Amendment No. 1 by deleting the CEO letter.

26.	Please revise your letter to limit its content to supportable facts and balance your stated goals with the risks and obstacles you face. For purposes of example only:

•	Balance your stated goal of becoming the most trusted cannabis company with the sometimes negative perception associated with the non-medical use of cannabis and the potential health concerns related to non-medical use.

•	Balance the statement that you are nearing the completion of a milestone of being the first federally licensed cannabis company to complete an IPO on a major US stock exchange to also disclose that the two class structure may result in the Class 2 shares being volatile and undervalued.

•	Delete the statement that you are improving people’s lives.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the DRS Amendment No. 1 by deleting the CEO letter.

Business, page 68

27.	We note your references to the following agreements or letters of intent:

•	Sandoz Canada – to market your products to health practitioners and pharmacists and to co-develop new products;

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Page Eight

•	Nowega – cooperative agreement;

•	Subsidiary of Privateer – brand licensing and proprietary formulation agreement;

•	Leafly – data license agreement;

•	Privateer – corporate services agreement;

•	The agreement granting you exclusive rights to produce and distribute a broad based portfolio of adult use brands and products in Canada;

•	Shoppers Drug Mart; and

•	Pharmasave Drugs.

Please revise your document to include a discussion of the material terms of each agreement, including but not limited to the nature of mutual understandings relating to any letter of intent, any exclusivity agreements, each party’s rights and obligations under the agreement, products that are subject to the agreement, material payments made or received to date, termination and expiration provisions, the identity of the other party to the agreement and rights to products resulting from co-development agreements.

We note that most of the agreements have not been filed as exhibits. Please tell us the basis for your determination that they are not required to be filed. Refer to Item 601(b)(10)of Regulation S-K.

Response: The Company respectfully advises the Staff that it has determined that none of the above identified agreements, other than (1) the Corporate Services Agreement with Privateer Holdings and (2) the brand licensing agreement providing the exclusive rights to produce and distribute a broad based portfolio of adult use brands and products in Canada, both of which have been filed as exhibits, are required to be filed pursuant to Item 601(b)(10). In particular:

•	Sandoz Canada – The Company is currently negotiating a definitive agreement with Sandoz Canada to collaborate, co-develop and co-brand non-combustible products for legal medical markets. The Company views this agreement as being made in the ordinary course of business. Although the parties are currently performing under a binding letter of intent while the definitive agreement is being negotiated, (1) the Company has not provided any product to Sandoz to date; (2) the Company has not recognized any revenue from such arrangement nor paid any fees, and (3) there are no minimum commitments on the part of Sandoz. As a result, this agreement is not material to the Company at this time.

•	Noweda – The agreement with Noweda provides for the purchase, storage and distribution of the Company’s products to pharmacies in Germany. The agreement is similar in structure to the other 11 distribution agreements the Company has in countries throughout the world. The Company views these distribution agreements as being made in the ordinary course of business. None of these distribution agreements, including the agreement with Noweda, accounted for more than 1% of revenue in 2017.

•	Leafly – The data license agreement provides for the license to the Company of certain data on Canadian consumers use of the Leafly website. The Company pays a $9,000 annual fee for this agreement and the agreement is terminable on 90 days’ notice. Based on the amount of the annual fee and the scope of the data provided, the Company does not consider this agreement to be material.

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Page Nine

•	Shoppers Drug Mart – The supply agreement with Shoppers Drug Mart provides for the Company to sell products to Shoppers Drug Mart for resale to individual patients and pharmacies in Canada. Shoppers Drug Mart will not purchase any products from the Company until it has become a licensed cannabis dealer. The Company views this agreement as being made in the ordinary course of business. The Company anticipates revenue attributable to this agreement in 2018 to be less than 1% of total revenue. As a result, this agreement is not material to the Company at this time.

•	Pharmasave Drugs – The Company is currently negotiating a definitive agreement with Pharmasave Drugs to provide for the sale of medical cannabis products and accessories. Pharmasave Drugs will not purchase any products from the Company until adoption of regulation in Canada allowing pharmacies to sell cannabis products. If a definitive agreement can be negotiated, the Company anticipates revenue attributable to this agreement, in 2018 to be less than 1% of total revenue. As a result, this agreement is not material to the Company at this time.

Since none of the above referenced agreements are considered material to the Company, the Company respectfully advises the Staff that it does not believe additional disclosure on the particular terms would be material or useful information to potential investors.

Our Company, page 68

28.	Please revise the discussion of your competitive advantage to clarify that the same competitive advantage will apply to all similarly licensed cannabis companies when adult-use cannabis is legalized in Canada.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 68 in the DRS Amendment No. 1.

Our Opportunity, page 72

29.	Please disclose the number of producers that are GMP certified.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 72 in the DRS Amendment No. 1.

Our Operations, page 78

30.	Please provide the basis of your belief that Tilray Nanaimo is one of the world’s most sophisticated, technically advanced, licensed cannabis production facilities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 78 in the DRS Amendment No. 1.

31.	We note that you are repurposing greenhouses in Enniskillen, which you expect to be licensed under ACMPR. Please tell us about the licensing requirements. If licensing requires an inspection and/or a regulatory assessment related to qualifications, it is not appropriate to conclude that you expect to be licensed. In such case you may state that you plan to apply for a license under ACMPR.

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Page Ten

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 78 in the DRS Amendment No. 1.

Clinical Trials, page 81

32.	With respect to the clinical trials identified, please expand your disclosure to identify your role with respect to the trials and describe your rights and obligations. For example, for each trial, identify where your role is limited to supplying the study drug and, where you have a funding obligation, please revise to quantify such obligation. If applicable, revise to include any right to milestone payments or royalties.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 82 in the DRS Amendment No. 1.

Patents and Proprietary Programs, page 81

33.	With respect to the three patents you describe, please tell us if these patents were granted or if they are pending patent applications? If they were granted, please disclose when they are scheduled to expire.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 81 in the DRS Amendment No. 1.

34.	With respect to the 22 issued or pending patents, please describe the nature of the patents and identify the owner of the patent and any material licensing provisions. To the extent your operations are substantially dependent on the licenses, please file them as exhibits or explain the basis for your belief that you are not required to file them.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 81 in the DRS Amendment No. 1. The Company’s operations are not substantially dependent on the patent licenses at this time.

Corporate Services Agreement, page 98

35.	Please describe the types of services provided under the agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 100 in the DRS Amendment No. 1.

General

36.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

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Page Eleven

Response: The Company respectfully acknowledges the Staff’s comment and will provide copies of any graphical materials or artwork to the Staff under separate cover with sufficient time for the Staff to review prior to the circulation of preliminary prospectuses.

Please contact me at (206) 452-8756 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Alan Hambelton
Alan Hambelton

cc:	Brendan Kennedy, Tilray, Inc.

John Robertson, Cooley LLP

Rob Lando, Osler, Hoskin & Harcourt LLP

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